First American Investment Funds, Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402
February 23, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First American Investment Funds, Inc.

Ladies and Gentlemen:
     The undersigned, First American Investment Funds, Inc. (the “Registrant”) and Nuveen Investments, LLC, the principal underwriter of the Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Post-Effective Amendment No. 108 to the Registrant’s Registration Statement on Form N-1A (Registration No. 033-16905) so that the same may become effective at 8:00 a.m., Eastern Time on February 28, 2011, or as soon thereafter as practicable.

Very truly yours, First American Investment Funds, Inc.
By:	/s/ Kevin McCarthy
Kevin McCarthy, Secretary

Nuveen Investments, LLC
By:	/s/ Kevin McCarthy
Kevin McCarthy, Managing Director and
Assistant Secretary